EXHIBIT 99.1

November 3, 2013

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:          The Tel Aviv Stock Exchange
The Israeli Securities Authority

The Company hereby provides notification that on October 27, 2013, it received from the Antitrust Authority (hereinafter, the "Antitrust Authority") an initial draft of the terms for the Company's merger with D.B.S. Satellite Services (1998) Ltd. (hereinafter, "Yes") of which the Company currently holds approximately 49.8%.

At the same time, the Company's Board of Directors held a meeting in which it was decided that the Company was interested, in principle, in preparing for the process of examining its possibilities for increasing it shareholdings of Yes, subject to performance of all the examinations and the examination of all the conditions to be determined (if determined) by the Antitrust Authority.

To such end, the Board of Directors has formed a sub-committee composed of members who are all external/independent directors to address the matter, taking into account the possibility that it would entail a transaction with the Company's controlling shareholders. The committee must present its recommendations to the audit committee and the Board of Directors.

The Company believed that the matter was not final and contingent upon authorization of the conditions and the official publication thereof by the Antitrust Authority. It further maintained that publication of the information to the public at the time could adversely affect the likelihood of completing the action and/or materially adversely affect the terms thereof. Therefore, this report was delayed in accordance with Regulation 36(b) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970.

The report is being published at the present time in light of information on the matter released by the media in the afternoon hours of October 31, 2013.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.